April 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4561

Re:	Yangtze River Development Limited (the “Registrant”)
Withdrawal of Registration Statement on Form S-1 (File No. 333-209579)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Yangtze River Development Limited (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-209579), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on February 18, 2016, with subsequent amendments No. 1 through No. 11 filed on March 31, 2016, May 17, 2016, June 17, 2016, July 29, 2016, September 9, 2016, October 24, 2016, November 30, 2016, December 20, 2016, January 9, 2017, February 28, 2017 and March 17, 2017, respectively. The Registration Statement has not been declared effective.

The Registrant has determined to withdraw the Registration Statement based upon its further evaluation of the need for this Registration Statement at this time and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Thank you for your consideration of this request.

Very truly yours,

YANGTZE RIVER DEVELOPMENT LIMITED

/s/ Xiangyao Liu
Xiangyao Liu Chief Executive Officer